March 1, 2010

Linda Cvrkel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods Inc.
Form 10-K for the fiscal year ended October 3, 2009
Filed November 23, 2009
File No. 001-14704

Dear Ms. Cvrkel:

In response to your letter dated February 17, 2010, Tyson Foods, Inc. (the Company, Tyson, we or our) submits the accompanying response to the comments set forth in your letter. For the staff’s convenience, we have restated the comment in its entirety with our response following immediately thereafter. Please telephone me (479-290-4194) or either of my colleagues, Craig Hart, Senior Vice President, Controller and Chief Accounting Officer (479-290-3705), or Read Hudson, Vice President, Associate General Counsel and Secretary (479-290-7023), with questions or comments.

We acknowledge the adequacy and accuracy of the disclosures in the filing are our responsibility. We acknowledge staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dennis Leatherby
Dennis Leatherby
Executive Vice President and
Chief Financial Officer

cc:	Mr. Donnie Smith, President and Chief Executive Officer
Mr. David L. Van Bebber, Executive Vice President and General Counsel
Mr. Craig J. Hart, Senior Vice President, Controller and Chief Accounting Officer
Mr. R. Read Hudson, Vice President, Associate General Counsel and Secretary
Audit Committee, Board of Directors
Mr. Jim Havel, Ernst & Young LLP
Mr. Al Kent, PricewaterhouseCoopers LLP
Ms. Effie Simpson, Division of Corporation Finance

Form 10-K for the fiscal year ended October 3, 2009

Management’s Discussion and Analysis
Critical Accounting Estimates
Impairment of goodwill and other intangible assets

SEC Comment
We note from your disclosure that while estimating the fair value of your Beef and Chicken reporting units, you assumed operating margins in future years in excess of the annual margins realized in the most recent year. In addition, you disclose that the fair value estimates for these reporting units assumed normalized operating margin assumptions and improved operating efficiencies based on long-term expectations and operating margins realized in the beef and chicken industries. You also indicate that if actual results are not consistent with your estimates and assumptions used to calculate fair value, you may be required to perform the second step of the impairment testing. It appears that similar disclosure has been made in each of the most recent three reporting periods. In light of the above, the goodwill impairment charges of $560 million recognized during the most recent fiscal year and the significance of your goodwill balance as of October 3, 2009, please tell us and revise your goodwill critical accounting estimate disclosure in future filings to discuss whether any of your reporting units were at risk of failing step one of the impairment test (i.e. fair value was not substantially in excess of carrying value) and if so, include the following disclosures for each reporting unit that is at risk of failing step one:

●	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
●	Amount of goodwill allocated to the reporting unit;
●	Description of the methods and key assumptions used and how the key assumptions were determined;
●	Discussion of the degree of uncertainty associated with the key assumptions; and
●	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe material goodwill exists at any of your reporting unit is at risk of failing step one or that no reporting units are at risk, please specifically state so.

Tyson Response
At the time of filing our 10-K for the fiscal year ending October 3, 2009, we determined our Chicken and Beef reporting units were the only material reporting units which were at risk of failing step one. We acknowledge the staff’s comments, and will include these disclosures in future applicable filings to the extent we have reporting units with material goodwill determined to be at risk at failing step one.

Note 23. Contingencies

SEC Comment
We note your disclosure regarding the fact that you believe the probability of a material loss beyond the amounts accrued to be remote. You further disclose that the ultimate liability for these matters is uncertain, and an adverse outcome could have a material effect on the consolidated condition or results of operations. However, please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your understanding of this matter and that you will revise your disclosures in future filings to comply with the requirements of ASC 450-20-50-4.

Tyson Response
The Company confirms its understanding of ASC 450-20-50-3 concerning loss contingencies. The Company believes it has made appropriate and adequate reserves and accruals for its current contingencies and that the likelihood of a material loss beyond the amounts accrued is remote. In future filings, the Company will continue to disclose its belief regarding the appropriateness and adequacy of its reserves and accruals and its determination regarding the probability of a material loss exceeding the amounts accrued. To this end, the Company will make, when applicable or appropriate, proper disclosure consistent with ASC 450-20-50-3 and ASC 450-20-50-4 regarding any contingency for which there is at least a reasonable possibility that a material loss in excess of amounts accrued may be incurred.